UNITED STATES
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: March 31, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NanoString Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

530 Fairview Avenue North
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on
☐or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on
Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
NanoString Technologies, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Quarterly Report”) by the May 10, 2024 filing date.
On February 4, 2024, the Company and certain of its subsidiaries filed voluntary petitions of relief under Chapter 11 of the United State Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company will be unable to file the Quarterly Report within the extension period provided by Rule 12b-25 under the Securities and Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

K. Thomas Bailey	888	378-6266
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).        ☐ Yes ☒ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2023
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III – Narrative of this Form 12b-25, the Company was unable to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the three month period ended March 31, 2024 differed significantly from its results of operations for the three month period ended March 31, 2023 due to the significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Chapter 11 Cases and as a result of the commencement of the Chapter 11 Cases.

The Company has begun to file monthly operating reports with the Bankruptcy Court relating to periods subsequent to February 4, 2024 and has included those reports as exhibits to Current Reports on Form 8-K.

Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at https://cases.ra.kroll.com/nanostring/.

The Company cautions that trading in the Company’s common stock and other securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements reflect the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from the forward-looking statements contained herein. Any forward-looking statements that we make in this Form 12b-25 speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. Forward looking statements also include statements regarding the Company’s plans with respect to the Chapter 11 Cases and other statements regarding the Company’s proposed reorganization, strategy, future operations, performance and prospects. These forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from the expectations expressed in the Company’s forward-looking statements. These risks, uncertainties and events also include, but are not limited to, the following: the Company’s ability to obtain timely approval of the Bankruptcy Court with respect to motions filed in the Chapter 11 Cases; objections or other pleadings filed that could protract the Chapter 11 Cases; the Bankruptcy Court’s rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases generally; the Company’s ability to comply with the restrictions imposed by the proposed terms and conditions of the DIP financing, including the Company’s ability to obtain a timely approval of a plan of liquidation; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; the Company’s ability to continue to operate their business during the pendency of the Chapter 11 Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; the effectiveness of the overall restructuring activities pursuant to the Chapter 11 Cases and any additional strategies the Company may employ to address its liquidity and capital resources; the actions and decisions of creditors and other third parties that have an interest in the Chapter 11 Cases; risks associated with third parties seeking and obtaining authority to terminate or shorten the Company’s exclusivity period to propose and confirm one or more plans of reorganization or liquidation, for the appointment of a Chapter 11 trustee or to convert the Chapter 11 Cases to a Chapter 7 proceeding; increased legal and other professional costs necessary to execute the Company’s restructuring; litigation and other risks inherent in a bankruptcy process; and the other factors listed in the Company’s filings with the Securities and Exchange Commission. Except as may be required by law, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

NanoString Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2024	By:	/s/ K. Thomas Bailey
K. Thomas Bailey
Treasurer